Energy Fuels Agrees to Sell Its Interest in Bayswater Uranium to Mega Uranium

December 19, 2013

Toronto, Ontario and Lakewood, Colorado

Energy Fuels Inc. (NYSE MKT:UUUU) (TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce that it has entered into a Securities Purchase Agreement to sell all of its shares of Bayswater Uranium Corp. (“Bayswater”) to Mega Uranium Ltd. (TSX:MGA) (“Mega”) in exchange for 1,750,000 newly issued common shares of Mega. Energy Fuels acquired 2,759,807 shares of Bayswater as part of its August 30, 2013 acquisition of Strathmore Minerals Corp. The 2,759,807 shares represent approximately 11.5% of the issued and outstanding shares of Bayswater. The transaction is expected to be completed on or before January 17, 2014, or such other date as the parties may agree, and is subject to various conditions including acceptance by the Toronto Stock Exchange. The shares of Mega being acquired by Energy Fuels will be issued on a private placement basis and subject to a statutory four-month holding period.

Stephen P. Antony, President and CEO of Energy Fuels stated: “Energy Fuels and Mega have an established relationship, and Energy Fuels is already a shareholder of Mega through a previous non-core asset sale. Mega’s market capitalization is currently significantly lower than the Toro Energy Limited common shares it received as consideration for its sale of the Maitland Lake uranium project, which closed on November 19, 2013. Mega also owns other investments, including about 17% of the currently outstanding shares of NexGen Energy Ltd. Energy Fuels is pleased to increase its investment in Mega at this time.”

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the United States. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8 per year. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the closing of the transaction, the relationship between Energy Fuels and Mega, the value of Mega, Toro, or NexGen shares, and the nature of the assets discussed or the Company’s position in Bayswater and/or Mega. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “expects” “does not expect”, “is expected”, “subject to”, “prospective” or “believe”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, or “will be taken”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com